Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	Mr. Ed Job, CFA - Account Manager
Email: info@cceramics.com	Email: ed.job@ccgir.com
Phone: +1-646-213-1914

China Ceramics Announces Fourth Quarter and Fiscal Year
2010 Financial Results

Jinjiang, Fujian Province, China, March 14, 2011–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the fourth quarter ended December 31, 2010.

Fourth Quarter 2010 Highlights

▪	Revenue was RMB 273.1 million (US$ 42.5 million), up 24.3% from the fourth quarter of 2009;

▪	Gross profit was RMB 91.5 million (US$ 14.2 million), up 27.6% from the fourth quarter of 2009;

▪	Gross profit margin was 33.5%, compared to 32.6% in the fourth quarter of 2009;

▪	Net profit was RMB 60.5 million (US$ 9.4 million), up 133.5% from the fourth quarter of 2009;

▪	Earnings per fully diluted share were RMB 3.71(US$ 0.58).

Full Year 2010 Highlights

▪	Revenue was RMB 1,068.6 million (US$ 159.2 million), up 27.9% from the same period of 2009;

▪	Gross profit was RMB 339.0 million (US$ 50.5 million), up 33.9% from the same period of 2009;

▪	Gross profit margin was 31.7%, compared to 30.3% in the same period of 2009;

▪	Net profit was RMB 225.5 million (US$ 33.6 million), up 47.5% from the same period of 2009;

▪	Earnings per fully diluted share were RMB 16.96 (US$ 2.53).

Fourth quarter 2010 Results
Revenue for the fourth quarter ended December 31, 2010 was RMB 273.1 million (US$ 42.5 million), up by 24.3% compared to the fourth quarter ended December 31, 2009. The year-over-year increase in revenue was primarily driven by a 17.4% increase in volume from 8.6 million square meters to 10.1 million square meters in the fourth quarter of 2010 compared with the same period in 2009. The growth in volume was primarily due to increased production capacity at the plant in Gaoan, Jiangxi Province (“Hengdali”) that we acquired in January 2010. Hengdali contributed RMB 55.9 million of total revenue in the quarter ended December 31, 2010. Revenue contributed by Hengda for the in the fourth quarter totaled RMB 217.2 million.

Gross profit for the fourth quarter ended December 31, 2010 was RMB 91.5 million (US$ 14.2 million), up 27.6% from RMB 71.7 million for the fourth quarter ended December 31, 2009. The year-over-year increase in gross profit was driven by higher sales volume and higher gross margin of new products in our Hengdali operation. Gross margin was 33.5% compared to 32.6% for the same period last year.

Administrative expenses for the fourth quarter ended December 31, 2010 were RMB 6.5 million (US$ 1.0 million), up 140.7% from RMB 2.7 million (US$ 0.4 million) in the fourth quarter of 2009. The year-over-year increase in administrative expenses was primarily due to the additional depreciation and amortization expenses RMB 0.3 million (US$ 0.05 million) incurred from the acquisition of property, plant and equipment, consulting expenses RMB 0.5 million (US$ 0.08 million) related to the public offering in November 2010, as well as from legal consulting RMB 1.6 million (US$ 0.3 million), the increased salary RMB 0.4 million (US$ 0.06 million) of Hengdali and other expenses related to China Ceramics’ status as a public company.

Selling and distribution expenses for the fourth quarter ended December 31, 2010 were RMB 2.4 million (US$ 0.4 million), or 0.9% of sales, compared to RMB 1.9 million, or 0.9% of sales, in the same period of 2009. The year-over-year increase in selling expenses was due to the higher payroll (RMB 0.2 million) and advertising expenses (RMB 0.3 million) at the newly acquired Hengdali facility.

Finance costs for the fourth quarter ended December 31, 2010 were RMB 1.5 million (US$ 0.2million), up 275.0% from RMB 0.4 million in the fourth quarter of 2009. The year-over-year increase in finance costs resulted from loans (RMB 55.0 million) assumed in connection with the acquisition of Hengdali.

Profit from operations for the fourth quarter ended December 31, 2010 was RMB 83.6 million (US$ 13.0 million), up 20.5% from RMB 69.4 million in the fourth quarter of 2009. The year-over-year increase in profit from operations was the result of higher revenue and the absence of one-time merger costs (RMB 26.4 million) incurred in the fourth quarter of 2009.

Other income for the fourth quarter ended December 31, 2010 was RMB 1.0 million (US$ 0.2 million), down 56.5% from RMB 2.3 million in the same period of 2009. Other income mainly consisted of sale of waste parts such as scrap metals, gears and transportation belts from equipment and moldings, and foreign exchange gain/loss. The year-over-year decrease in other income was primarily due to foreign exchange loss (RMB 0.8 million) in the fourth quarter ended December 31, 2010.

Net profit for the fourth quarter ended December 31, 2010 was RMB 60.5 million (US$ 9.4 million), up 133.5% from the same period in 2009. The year-over-year increase in net profit was primarily driven by strong growth in revenue of Hengdali, 2010 and the absence of one-time merger costs (RMB 26.4 million) incurred in November 2009, which reduced the net profit for the fourth quarter of 2009.

Earnings per fully diluted share were RMB 3.71 (US$ 0.58) for the fourth quarter ended December 31, 2010, up 22.4% from RMB 3.03 (US$ 0.44) over the same period in 2009. The year-over-year increase in earnings per share was mainly due to the strong growth in net profit, meanwhile offset by increased share numbers. On November 24, 2010, 3,350,000 shares were issued, bringing the number of issued and outstanding shares to 16,459,202 as of December 31, 2010.

Full Year 2010 Results

Revenue for the year ended December 31, 2010 increased by 27.9% to RMB 1,068.6 million (US$ 159.2 million) compared to the year ended December 31, 2009. Gross profit was RMB 339.0 million (US$ 50.5 million), up 33.9% from RMB 253.2 million in the year ended December 31, 2009. Gross margin was 31.7% compared to 30.3% in the same period of 2009. Selling expenses were RMB 7.2 million (US$ 1.1 million), compared to RMB 6.9 million in the same period of 2009. Administrative expenses were RMB 25.5 million (US$ 3.8 million), compared to RMB 10.1 million for the same period of 2009. Net profit for the whole year ended December 31, 2010 was RMB 225.5 million (US$ 33.6 million), up 47.5% from the same period in 2009. Earnings per fully diluted share were RMB 16.96 (US$ 2.53) for the year ended December 31, 2010, down from RMB 23.65 in the same period of 2009.

Fourth Quarter 2010 Statements of Selected Financial Position Items

▪
Cash and bank balances were RMB 263.5 million (US$ 39.9 million) as of December 31, 2010, compared with RMB 41.5 million (US$ 6.2 million) as of September 30, 2010 and RMB 150.1 million (US$ 22.0 million) as of December 31, 2009. The increase in the cash and bank balances was partially due to the net proceeds generated from the sale of shares in our November 2010 public offering, which amounted to approximately RMB 159.6 million (US$ 24.0 million). The dynamic growth in revenue also increased the cash generated from operating activities.

▪
Inventory turnover was 73 days as of December 31, 2010 compared with 66 days as of September 30, 2010 and 77 days as of December 31, 2009. The increase in inventory turnover resulted from the Company building up inventory ahead of backlog orders. The year-over-year decrease in the inventory turnover was due to the increased delivery rate, the goods were picked up by customers directly now rather than delivered by the Company.

▪
Trade receivables turnover was 95 days as of December 31, 2010 compared with 109 days as of September 30, 2010 and 102 days as of December 31, 2009. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 81 days as of December 31, 2010 compared with 93 as of September 30, 2010 and 87 days as of December 31, 2009. The year-over-year decrease in the trade receivables turnover was due to the better cash collection in the fourth quarter ended December 31, 2010.

▪
Trade payables turnover was 76 days as of December 31, 2010 compared with 71 days as of September 30, 2010 and 69 days as of December 31, 2009. The increase in the trade payables turnover compared to the third quarter of 2010 resulted from the increased balance of trade payables as of December 31, 2010 with the significant increase in inventory.

▪
Bank borrowings (including both short-term borrowings and long-term borrowings) were RMB 97.0 million (US$ 14.7million) as of December 31, 2010 compared to RMB 99.7 million (US$ 14.9 million) as of September 30, 2010 and RMB 26.5 million (US$ 3.9 million) as of December 31, 2009.

▪
Capital expenditures for Hengda were approximately RMB 100.4 million (US$ 15.0 million) in 2010. In the fourth quarter ended December 31, 2010, the Company invested RMB 26.4 million (US$ 3.9 million) to replace and improve older manufacturing equipment at Hengda. The enhancement of production lines increased annual production capacity at Hengda to 32.2 million square meters of ceramic tiles, up from 28 million square meters. China Ceramics’ total capacity from the beginning of 2011 currently stands at 42.2 million square meters. The capital expenditure for phase II of the construction and expansion of the Hengdali plant was approximately RMB 91.6 million (US$ 13.6 million) in 2010. The Company expects the completion of phase II at Hengdali will happen at the beginning of second quarter of 2011, which is expected to increase annual production capacity to 24 million square meters, up from 10 million square meters. As a result, China Ceramics expects to have total production capacity of approximately 56.2 million square meters after the completion of the phase II in the second quarter of 2011, up from 38 million square meters at the end of 2010.

Liquidity and capital resources

Cash flow provided by operating activities was RMB 204.2 million (US$ 30.4 million) for the year ended December 31, 2010, an increase of RMB 44.6 million (US$ 7.1 million), or 27.9% from the RMB 159.6 million (US$ 23.3 million) net cash provided by operating activities for the same period in 2009. The year-over-year increase was mainly due to the increase in revenue and a decrease in trade receivables of RMB 62.9 million, primarily offset by an increase in inventories of RMB 68.0 million and a decrease in accrued liabilities and other payables of RMB 29.1 million..

Cash flow used in investing activities in the year ended December 31, 2010 was RMB 254.1 million (US$ 37.8 million), compared to RMB 152.3 million (US$ 22.3 million) of net cash outflow used in investing activities in the same period of 2009. The increase was mainly due to an increase in acquisition of property, plant and equipment for (i) the completion of phase I construction and expansion of Hengdali (RMB 30.2 million (US$ 4.5 million)) (ii) the initial stage of phase II construction for Hengdali (RMB 91.6 million (US$ 13.6 million)) and (iii) improvements of RMB 100.4 million (US$ 15.0 million) at our Hengda facility, which led to capital expenditures of an aggregate of RMB 222.2 million (US$ 33.1 million) during 2010.

Cash flow generated from financing activities was RMB 163.2 million (US$ 24.5 million) for the year ended December 31, 2010, as compared to approximately RMB 91.1 million (US$ 13.3 million) cash generated from financing activities in the same period of 2009 and was primarily attributable to a RMB 159.6 million (US$ 24.0 million) from issuance of new shares, which was partially offset by the repayment of bank loans of RMB 62.2 million (US$ 9.3 million).

Recent Developments

The shareholders of the Company approved the 2010 Incentive Compensation Plan (“the Plan”) at the annual meeting held on December 27, 2010. In accordance with the Plan, the Board of Directors of the Company has appointed the Compensation Committee (the “Committee”) to administer the Plan. In accordance with the Plan, on January 27, 2011, the Committee recommended, and the Board approved, awards of 1,130,000 options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky effective as of January 27, 2011 (“Award Date”) at an exercise price of $7.65 per share (25% of the options awarded vest on January 27, 2011, 25% on January 27, 2012 (12 months from Award Date), 25% on January 27, 2013 (24 months from Award Date) and 25% on January 27, 2014 (36 months from the Award Date) respectively). The fair value evaluation of the equity has not been completed as of the report date.

Business Outlook

The Company’s backlog of orders for delivery in the first quarter of 2011 is approximately RMB 323.2 million (US$ 49.0 million), representing a year-over-year growth rate of 33.4% compared to the first quarter of 2010. The expected sales volume in the first quarter of 2011 is approximately 11.5 million square meters, representing a 30.7% increase from 8.8 million square meters sold in the first quarter of 2010.

Conference Call Information
The Company will host a conference call at 9:00 am EDT on Monday, March 14, 2010. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 49178270. A replay of the conference call will be available for 14 days starting from 11:00 am ET on Monday, March 14, 2010. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291. The pass code is 49178270.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, "TOERTO" and “WULIQIAO” brands, are available in over 2000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers. For more information, please visit http://www.cceramics.com

Currency Convenience Translation
The Company's financial information is stated in Reminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement
Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION
(RMB in thousands)

	As at December 31, 2010	As at December 31, 2009
	(UNAUDITED)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	459,161	64,184
Land use rights	31,936	165
Goodwill	3,735	-
	494,832	64,349

Current assets
Inventories	177,217	114,658
Trade receivables	282,976	270,840
Prepayments and other receivables	1,973	149,268
Cash and bank balances	263,495	150,121
	725,661	684,887

Current liabilities
Trade payables	178,382	126,251
Accrued liabilities and other payables	39,174	74,749
Interest-bearing bank borrowings	72,000	26,500
Income tax payable	22,576	16,639
	312,132	244,139
Non-current liabilities
Long term borrowings	25,000	-
Deferred tax liabilities	1,122	-
	26,122	-

Net current assets	413,529	440,748

Net assets	882,239	505,097

EQUITY
Total shareholders’ equity	882,239	505,097

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended			Year ended
	December	September	December	December	December
	31	30	31	31	31
	2010	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	273,050	294,088	219,716	1,068,551	835,747
Cost of Sales	(181,553)	(200,724)	(148,043)	(729,576)	(582,530)
Gross profit	91,497	93,364	71,673	338,975	253,217
Selling and distribution expenses	(2,444)	(1,738)	(1,889)	(7,176)	(6,912)
Administrative expenses	(6,498)	(7,268)	(2,679)	(25,524)	(10,088)
Finance costs	(1,544)	(1,652)	(430)	(6,170)	(1,375)
Merger costs	-	-	(26,429)	-	(26,429)
Other income	1,045	2,649	2,307	3,966	3,735
Profit before taxation	82,056	85,355	42,553	304,071	212,148
Income tax expense	(21,549)	(22,099)	(16,639)	(78,597)	(59,287)
Net Profit for the period	60,507	63,256	25,914	225,474	152,861
Attributable to:
Shareholders of the Company
EPS-Basic	3.71	5.69	3.36	16.96	24.47
EPS-Diluted	3.71	5.69	3.03	16.96	23.65
Shares used in calculating basic EPS
Basic	16,287,698	11,124,593	7,713,538	13,292,189	6,246,820
Diluted	16,287,698	11,124,593	8,557,205	13,292,189	6,462,424

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE
	Three months ended			Year ended
	December	September	December	December	December
	31	30	31	31	31
	2010	2010	2009	2010	2009
Sales volume (square meters)	10,110,484	11,359,920	8,569,919	40,899,720	33,597,744
Average Selling Price (in RMB/square meter)	27.0	25.9	25.6	26.1	24.9
Average Selling Price (in USD/square meter)	4.2	3.8	3.8	3.9	3.6

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB in thousands)

	Three months ended			Year ended
	December	September	December	December	December
	31	30	31	31	31
	2010	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit before taxation	82,056	85,355	42,553	304,071	212,148
Adjustments for
Amortization of land use rights	167	168	-	668	3
Depreciation of property, plant and equipment	8,528	8,182	3,798	30,195	15,628
Gain on disposal of property, plant and equipment	(128)	(219)	(328)	(485)	(328)
Merger costs by share-based payment	-	-	14,100	-	14,100
Finance costs	1,544	1,652	446	6,170	1,375
Interest income	(93)	(53)	(159)	(377)	(402)
Operating profit before working capital changes	92,074	95,085	60,410	340,242	242,524
(Increase)/decrease in inventories	(26,995)	2,626	(12,330)	(51,086)	16,904
(Increase)/decrease in trade receivables	82,141	(26,997)	20,387	(12,136)	(74,992)
(Increase)/decrease in other Receivables and prepayments	(1,135)	906	520	2,311	70
Increase/(decrease) in trade payables	20,582	(11,971)	6,341	40,578	31,956
Increase/(decrease) in accrued liabilities and other payables	(51,557)	27,166	(5,682)	(36,803)	(7,686)
Cash generated from operations	115,110	86,815	69,646	283,106	208,776
Interest paid	(1,544)	(1,652)	(446)	(6,170)	(1,375)
Income tax paid	(23,014)	(18,548)	(17,668)	(72,695)	(47,781)

Net cash generated from operating activities	90,552	66,615	51,532	204,241	159,620

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	936	1,382	729	4,092	729
Acquisition of property, plant and equipment	(26,441)	(89,512)	(7,339)	(222,246)	(8,041)
Interest received	93	53	159	377	402
Prepayment for the Gaoan facility acquisition	-	-	(145,384)	-	(145,384)
Acquisition of subsidiary, net of cash acquired	-	-	-	(36,311)	-

Net cash used in investing activities	(25,412)	(88,077)	(151,835)	(254,088)	(152,294)

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(RMB in thousands)

	Three months ended			Year ended
	December	September	December	December	December
	31	30	31	31	31
	2010	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities
Bank borrowings obtained	-	35,800	-	72,700	42,300
Repayment of short-term loans	(2,700)	(40,800)	(8,000)	(62,200)	(28,100)
Cash acquired in reverse recapitalization	-	-	104,491	-	104,491
Payment of underwriter fee	-	-	(8,500)	-	(8,500)
Advances from a director	-	-	-	-	3,364
Proceeds from issuance of ordinary shares	159,551	-	-	159,551	0 *
Purchase of warrants	-	-	-	(6,803)	-
Dividend paid	-	-	-	-	(22,455)

Net cash generated from /(used in) financing activities	156,851	(5,000)	87,991	163,248	91,100

Net increase(decrease) in cash and cash equivalents	221,991	(26,462)	(12,312)	113,401	98,426
Cash and cash equivalents, beginning of period	41,478	67,986	162,344	150,121	51,606
Effect of foreign exchange rate differences	26	(46)	89	(27)	89

Cash and cash equivalents, end of period	263,495	41,478	150,121	263,495	150,121

* Amount less than RMB 1,000

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(U.S Dollar in thousands)

As at
December 31, 2010
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	69,570
Land use rights	4,839
Goodwill	566
74,975

Current assets
Inventories	26,851
Trade receivables	42,875
Prepayments and other receivables	299
Cash and bank balances	39,923
109,948

Current liabilities
Trade payables	27,028
Accrued liabilities and other payables	5,935
Interest-bearing bank borrowings	10,909
Income tax payable	3,421
47,293
Non-current liabilities
Long term borrowings	3,788
Deferred tax liabilities	170
3,958

Net current assets	62,655

Net assets	133,672

EQUITY
Total shareholders’ equity	133,672

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S Dollar in thousands, except EPS and share data)

	Three months ended		Year ended
	December	September	December
	31	30	31
	2010	2010	2010

Revenue	42,474	43,342	159,178
Cost of Sales	(28,284)	(29,584)	(108,682)
Gross profit	14,190	13,758	50,496
Selling and distribution expenses	(375)	(256)	(1,069)
Administrative expenses	(1,011)	(1,071)	(3,802)
Finance costs	(240)	(244)	(919)
Other income	162	389	591
Profit before taxation	12,726	12,576	45,297
Income tax expense	(3,339)	(3,256)	(11,708)
Net Profit for the period	9,387	9,320	33,589
Attributable to:
Shareholders of the Company
EPS-Basic	0.58	0.84	2.53
EPS-Diluted	0.58	0.84	2.53
Shares used in calculating basic EPS
EPS-Basic	16,287,698	11,124,593	13,292,189
EPS-Diluted	16,287,698	11,124,593	13,292,189

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S Dollar in thousands)

	Three months ended		Year ended
	December	September	December
	31	30	31
	2010	2010	2010
Cash flows from operating activities
Profit before taxation	12,726	12,576	45,297
Adjustments for
Amortization of land use rights	27	24	100
Depreciation of property, plant and equipment	1,319	1,208	4,498
Gain on disposal of property, plant and equipment	(20)	(32)	(72)
Finance costs	240	244	919
Interest income	(14)	(8)	(56)
Operating profit before working capital changes	14,278	14,012	50,686
(Increase)/decrease in inventories	(4,076)	370	(7,610)
(Increase)/decrease in trade receivables	12,023	(3,999)	(1,808)
(Increase)/decrease in other receivables and prepayments	(162)	135	344
Increase/(decrease) in trade payables	3,111	(1,737)	6,045
Increase(decrease) in accrued liabilities and other payables	(7,646)	3,978	(5,482)
Cash generated from operations	17,528	12,759	42,175
Interest paid	(240)	(244)	(919)
Income tax paid	(3,541)	(2,739)	(10,829)

Net cash generated from operating activities	13,747	9,776	30,427

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	147	204	610
Acquisition of property, plant and equipment	(4,381)	(13,193)	(33,107)
Interest received	14	8	56
Acquisition of subsidiary, net of cash acquired	-	-	(5,318)

Net cash used in investing activities	(4,220)	(12,981)	(37,759)

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(U.S Dollar in thousands)

	Three months ended		Year ended
	December	September	December
	31	30	31
	2010	2010	2010
Cash flows from financing activities
Bank borrowings obtained	-	5,438	10,830
Repayment of short-term loans	(537)	(5,996)	(9,266)
Proceeds from issuance of ordinary shares	23,981	-	23,981
Purchase of warrants	-	-	(996)

Net cash generated from /(used in) financing activities	23,444	(558)	24,549

Net increase(decrease) in cash and cash equivalents	32,971	(3,763)	17,217
Cash and cash equivalents, beginning of period	6,193	9,985	21,957
Effect of foreign exchange rate differences	759	(29)	749
Cash and cash equivalents, end of period	39,923	6,193	39,923

Source: China Ceramics Co., Ltd.